Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

August 22, 2019

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important Special Meeting of Histogenics Corporation stockholders taking place on September 12, 2019 in connection with the proposed merger with Ocugen, Inc. Your Board of Directors unanimously recommends that stockholders vote FOR the merger and related proposals on the agenda.

THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2. Therefore, your vote is important, no matter how many or how few shares you may own.

Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

Adam Gridley

President

Histogenics Corporation

REMEMBER:

You can vote your shares via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.